KKR & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

June 24, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Mailstop 7010

Washington, D.C. 20549
Attention:  Brigitte Lippmann, Esq.

Re: KKR & Co. L.P. Registration Statement on Form S-1/S-4 (File No. 333-144335)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission (“Commission”) by KKR & Co. L.P. (the “Registrant”) on July 3, 2007 and subsequently filed by the Registrant on Form S-1/S-4 on August 13, 2008 (File No. 333-144335) (together with all amendments, the “Registration Statement”).  Pursuant to Rule 477 promulgated under the Securities Act of 1933 (“Securities Act”), the Registrant hereby applies for the withdrawal of the Registration Statement together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

At this time, the Registrant does not anticipate that the transactions contemplated by the purchase and sale agreement described in the Registration Statement will be completed on the terms described therein. The Registration Statement has not been declared effective by the Commission, and the Registrant confirms that it has not sold any securities pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Upon the granting of the Commission’s consent, please forward copies of the order withdrawing the Registration Statement to the undersigned at KKR & Co. L.P., 9 West 57th Street, Suite 4200, New York, New York 10019 and to the Registrant’s counsel, Joseph H. Kaufman at Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017.

If you have questions or require additional information, please do not hesitate to contact Joseph H. Kaufman at (212) 455-2948.

Sincerely,

KKR & Co. L.P.

By: KKR Management LLC
Its General Partner

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Chief Financial Officer